SUB-ITEM 77D(a)(i): Policies with Respect to Security
Investments for Loomis Sayles Mid-Cap Growth Fund.

Incorporated by reference to Parts A and B of post-effective amendment no. 43 to Registrant's registration statement filed on Form Type 485BPOS on January 26,
2007 (Accession No. 0001193125-07-014297).

SUB-ITEM 77D(a)(ii): Policies with Respect to Security
Investments for Loomis Sayles High Income Fund.

Effective March 2007 with respect to Loomis Sayles
High Income Fund:
Under normal market conditions, the Fund will invest at least 65% of its assets in lower-quality fixed-income securities (commonly known as "junk bonds"). Junk bonds are generally rated below investment grade quality.
To be considered below investment grade quality, none of the major ratings agencies (such as Moody's, Standard &
Poor's and Fitch) must have rated the securities in one of its top four rating categories or, if the security is unrated, Loomis Sayles must have determined it to be of comparable quality. The Fund will normally invest at least 65% of its assets in U.S. corporate or U.S. dollar denominated foreign fixed-income securities. The Fund may also invest up to 20% of its assets in foreign currency-denominated fixed-income securities, including those in emerging markets, and related currency hedging transactions. Loomis Sayles may elect not to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged.